Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Rigel Resource Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated June 17, 2021, except for Notes 5 and 7 as to which date is October 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Rigel Resource Acquisition Corp. as of May 14, 2021 and for the period from April 6, 2021 (inception) through May 14, 2021 appearing in the Registration Statement on Form S-1, as filed (File No. 333-260356) of Rigel Resource Acquisition Corp.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

November 4, 2021